

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Elizabeth R. Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: RCM Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 21, 2013 by IRS Partners No. 19, L.P. et al.**
> **File No. 001-10245**

Dear Ms. Gonzalez-Sussman:

   We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

   Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1.   Given the recent filing of the preliminary proxy statement referenced above, please advise us of the filing persons' present intention to amend their Schedule 13D. Refer to Exchange Act Rule 13d-2(a), Item 4 of Schedule 13D and the obligation to file required amendments "promptly."

2.   Please ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following example of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis.

- Notwithstanding a market capitalization of roughly $73 million, the Board and management have recognized, since 2000, approximately $150 million in write-offs associated with goodwill and other intangibles *as a result of ill-advised acquisitions* while experiencing a decline in EBITDA from approximately $23.6 million to $7.3 million, or nearly 70% (page 11, emphasis added). Please provide support for the causal effect between the acquisitions and the cited financial measures. Also disclose the years in which such "ill-advised acquisitions" occurred.

- We believe the Rights Plan, with a 15% beneficial ownership trigger, *well below the level considered appropriate by ISS…* (page 12, emphasis added). It is our understanding that ISS does not oppose rights plans with limited durations of less than one year.

- Glass Lewis, another leading proxy advisory firm, also believes, "that poison pill plans generally are not in the best interests of stockholders" and "can reduce management accountability by substantially limiting opportunities for corporate takeovers" (page 12).

- [If] Mr. Kopyt is thereafter terminated (without cause) or leaves the Company for "good reason," he is entitled to receive a windfall payout of more than $6 million (page 19).

- …in addition to [the potential $6 million] payout, Mr. Kopyt could become entitled to additional payments under a separate severance agreement with the Company to the extent such payments are in excess of the severance package he may be entitled to receive under his termination benefits agreement (page 19).

Background of the Solicitation, page 5

3. Refer to the last sentence of the third bullet point on page 8. It is our understanding that When RCM adopted its stockholder rights plan in January 2013, the rights plan had a 15% ownership threshold and the Company has not taken any action to lower such threshold. While this sentence is merely quoting a statement actually made by Mr. Vizi, the filing persons have chosen to affirmatively include it in their proxy statement. To the extent the substance of such statement is incorrect, please revise accordingly.

4. Refer to the last bullet point on page 9 and similar disclosure on pages 11, 13 and 15 of the filing persons' proxy statement. According to disclosure on page 14 of the Company's proxy statement, Mr. Vizi telephoned Mr. Miller on September 23, 2013 and conveyed that the Stockholder Group wanted the Board's declassification delayed until the 2014 Annual Meeting as opposed to the 2013 Annual Meeting. Notwithstanding such request, the Company's proxy statement indicates that the Board will implement the declassification at the 2013 Annual Meeting. Please revise the disclosure here and elsewhere to clarify, if true, that while the Board did eliminate classification of the Board, it did not adopt the Stockholder Group's specific declassification proposal. Also disclose the Stockholder Group's specific declassification proposal, including the year in which it wanted such proposal to be implemented.

<u>We are concerned with RCM's poor stock performance. Page 10</u>

5.   The first sentence of this paragraph incorrectly describes the referenced time period ending on December 31, 2012 as the "past five years." In addition, it is our understanding that the Company's shares last traded at $9.99 on July 16, 2007, which was more than six years ago. Please revise accordingly.

<u>We are concerned with the Company's poor operating performance…, page 11</u>

6.   Refer to the second paragraph. It is our understanding that the last time the Company wrote off goodwill was in the fourth quarter of 2008, almost five years ago. Yet the heading of this subsection along with the referenced paragraph creates the implication that such write-offs have occurred more recently. Please revise this section to specify the dates that such write-offs were taken and why, if the last write-off occurred in 2008, it is still a cause for concern currently.

<u>We are concerned the interests of the Board may not be aligned…, page 14</u>

7.   Refer to the last sentence. Provide support for the statement that the Nominees "would have significant 'skin in the game' which would promote significantly greater accountability to all stockholders" or revise accordingly. In responding to this comment, please address the following points:

- Mr. Vizi personally holds only 1,000 shares of RCM's common stock and Mr. Ballou holds 5,000 shares.

- Pursuant to the Investment Advisory Agreement described on page 16 by and between Legion Partners, as the advisor, and IRS Partners, as the client, Legion Partners, Mr. Vizi and Mr. Kiper are restricted from acquiring any additional shares of RCM stock beyond those held by them on the date of the Investment Advisory Agreement, which was an aggregate of 23,000 shares, 22,000 of which are held by Mr. Kiper.

- Pursuant to the Investment Advisory Agreement, Legion Partners, as an investment advisor, has duties to serve the interests of its client, IRS Partners. Disclosure on page 16 suggests that Mr. Vizi's compensation is dependent on Legion Partners' performance in connection with the investment advisory services it provides IRS Partners.

<u>Proposal No. 1, page 15</u>

8.   Disclosure in the first paragraph on page 15 and on page 2 indicates that "…two directors (who were formerly Class B directors) whose terms expire at the Annual Meeting are up for election at the Annual Meeting." It is our understanding that only one of the former Class B directors, Mr. Kerr, is standing for re-election and the other Board recommended

nominee, Mr. Frankel, is not an incumbent Board member. Please revise the disclosure accordingly.

9.   Refer to the last full paragraph on page 17 regarding the filing persons' reservation of the right to nominate additional unidentified persons under certain circumstances. Please confirm for us that should the participants lawfully nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 5, page 21

10.   Refer to the third paragraph on page 21. Please revise to specify in greater detail the reference to the definition of independent director set forth in the NASDAQ listing standards.

Quorum; Discretionary Voting, page 22

11.   The fifth sentence of this section appears to imply that brokers, even in a contested solicitation, have discretionary authority to vote their clients' shares on a "routine" proposal such as Proposal 2 (ratification of the Board's selection of auditors). It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure to remove this implication.

Solicitation of Proxies, page 25

12.   We note that the filing persons may solicit proxies by telephone and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Form of Proxy

13.   Revise the form of proxy to identify all parties on whose behalf the solicitation is made. Currently the card only lists Legion Partners and IRS Partners No. 19. Also identify whether each separate matter has been proposed by the Company or the Stockholder Group. Refer to Exchange Act Rule 14a-4(a)(1) and (3).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions